Exhibit 99.1

Borr Drilling Announces At-The-Market Offering of up to US$40 Million

Hamilton, Bermuda, July 6, 2021. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announces today that it has established an “at-the-market program” and entered into an Equity Distribution Agreement with Clarksons Platou Securities, Inc., as our sales agent, dated July 6, 2021 under which we may offer and sell from time to time up to $40 million of our common shares to be listed on the New York Stock Exchange.

In accordance with the terms of the Equity Distribution Agreement, the Company may offer and sell its common shares at any time and from time to time through Clarksons Platou Securities, Inc. as its sales agent. The sales agent may act as an agent on our behalf or purchase shares of our common shares as a principal.  Sales of our common shares, if any, may be made in ordinary brokers’ transactions through the New York Stock Exchange at market prices or in block transactions or  as otherwise agreed between the Company and Clarksons Platou Securities, Inc. as sales agent. The securities may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. No common shares will be offered or sold on Oslo Stock Exchange.

The Board of Directors does not currently anticipate to sell any shares under the “at-the-market program” at this point in time, however the program has been set up to provide the Company with flexibility going forward, including as markets improve. The Company plans to use the proceeds from these sales, if any, for general corporate purposes, which may include, among other things, payments on our debt obligations which may include in the future payments to our creditors in return for potential concessions or extensions of current facilities, capital expenditures, including costs in connection with activations and re-activations of rigs being brought into operations, or funding of our working capital.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The common shares will be offered and sold pursuant to the Company’s registration statement on Form F-3 (333-254525) and a related prospectus and prospectus supplement dated July 6, 2021. Copies of the prospectus and prospectus supplement relating to the offering may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or from the offices of the Company at S. E. Pearman Building, 2nd Floor, 9 Par-la-Ville Road, Hamilton HM11 Bermuda, Attention: Investor Relations.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange on August 30, 2017 and on the New York Stock Exchange on July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “as markets improve,” or other similar expressions. These forward-looking statements include statements about plans and relating to our “at-the-market program” and the statement that the Board of Directors does not currently anticipate to sell any common shares under the “at-the-market program” at this point in time, statements relating to use of proceeds from the sales and other non-historical statements.

The forward-looking statements included in this press release are subject to significant risks, uncertainties, contingencies and factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements including risks related to the conduct of the “at-the-market program”, including the timing and amount of any purchases under such program, the use of proceeds and other risks described in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC).

The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

 July 6, 2021

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +47 22483000